

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

Gordon Lee
Chief Executive Officer
AGBA Acquisition Limited
Room 1108, 11th Floor, Block B
New Mandarin Plaza, 14 Science Museum Road
Tsimshatsui East, Kowloon, Hong Kong

>   **Re: AGBA Acquisition Limited**
>   **Amendment No. 8 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 26, 2022**
>   **File No. 001-38909**

Dear Gordon Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 8 to Preliminary Proxy Statement on Schedule 14A

General

1. This written letter confirms the oral comment the SEC Staff issued to you. On October 27, 2022, we issued the following comment orally to your counsel in a telephone conversation:

    As you have been operating with assets invested in securities and income derived from securities for much of the time since your IPO in May 2019, please revise to disclose the risk that you could be considered to be operating as an unregistered investment company. Also include disclosure with respect to the consequences to investors if you are required to liquidate as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at (202) 551-3368 or Bonnie Baynes at (202) 551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Giovanni Caruso, Esq.